UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Pardes Biosciences, Inc.

(Name of the Issuer)

Pardes Biosciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69945Q 105

(CUSIP Number of Common Stock)

Thomas G. Wiggans

Chief Executive Officer

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

(415) 649-8758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Douglas N. Cogen, Esq.

Ethan A. Skerry, Esq.

Ran D. Ben-Tzur, Esq.

Jennifer J. Hitchcock, Esq.

Michael S. Pilo, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, California 94104

(415) 875-2300

Elizabeth H. Lacy General Counsel and Corporate Secretary Pardes Biosciences, Inc. 2173 Salk Avenue, Suite 250 PMB#052 Carlsbad, California 92008 (415) 649-8758

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”), together with the attached exhibits (this “Statement”) amends and restates the Rule 13e-3 Transaction Statement filed with the United States Securities and Exchange Commission (“SEC”) on July 28, 2023 on Schedule 13E-3. This Statement is being filed by Pardes Biosciences, Inc. (“Pardes” or the “Company”) and relates to the offer (the “Offer”) to purchase by MediPacific Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of MediPacific, Inc. (“Parent”), all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Pardes (the “Common Stock”) that is the subject of the Rule 13e-3 transaction described below (the “Shares”) (other than (i) Shares held in the treasury of Pardes immediately prior to the effective time of the Merger (as defined below), (ii) Shares owned, directly or indirectly, by the Foresite Stockholders (as defined in that certain Agreement and Plan of Merger, dated as of July 16, 2023, by and among Pardes, Purchaser and Parent (the “Merger Agreement”)), Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and that are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the effective time of the Merger), for a price of (i) $2.02 per Share (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.17 per Share (such amount as finally determined pursuant to Section 2.01(d) of the Merger Agreement, the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contingent value right per Share (each a “CVR”) (such amount, or any different amount per share paid pursuant to the Offer (as defined below) to the extent permitted under the Merger Agreement, being the “CVR Amount”), and, together with the Cash Amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2023 (as amended and restated on August 17, 2023, and as may be further amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Statement as Exhibit (a)(1)(A) and in the related Letter of Transmittal, which is annexed to and filed with this Statement as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is being made pursuant to the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Company, Parent and Purchaser calculated the Additional Price Per Share on August 17, 2023, based on the Company’s expected Closing Net Cash (as defined in the Merger Agreement) as of immediately prior to the Expiration Date of approximately $132.31 million and determined that the Additional Price Per Share will be $0.11 Per Share. As a result, the total Cash Amount is $2.13 as determined in accordance with Section 2.01(d) of the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Pardes (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

The information contained in the Tender Offer Statement filed under cover of Schedule TO by Parent with the SEC on July 28, 2023 (as amended and restated on August 17, 2023, and as may be further amended or supplemented from time to time, the “Schedule TO”), including the Offer to Purchase, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Pardes with the SEC on July 28, 2023 (as amended and restated on August 17, 2023, and as may be further amended or supplemented from time to time, the “Schedule 14D-9”), attached hereto as Exhibit (a)(1)(F) and is incorporated herein by reference and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Statement.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Pardes’ willingness to enter into the Merger Agreement and the CVR Agreement (as defined below), Foresite Capital Opportunity Fund V, L.P., Foresite Capital Fund V, L.P. and FS Development Holdings II, LLC (collectively, the “Guarantors”), affiliates of Parent, have duly executed and delivered to Pardes a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of Pardes and the holders of CVRs, in respect of certain of Parent’s and Purchaser’s obligations arising under, or in connection with, the Merger Agreement and the Contingent Value Rights Agreement (the “CVR Agreement”) that Pardes expects to enter into with a rights agent and a representative, agent and attorney in-fact of the holders of the CVR. The Guarantors’

obligations under the Limited Guaranty are subject to a cap of $7.5 million with respect to obligations to Pardes arising under or in connection with the Merger Agreement and $400,000 with respect to obligations to the holders of the CVRs arising under or in connection with the CVR Agreement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in this Statement concerning Purchaser, Parent or their affiliates has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)	Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Price Range of Shares; Dividends” and “The Tender Offer—Section 10. Dividends and Distributions” is incorporated herein by reference.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person and subject company is Pardes Biosciences, Inc. The business address of Pardes is 2173 Salk Avenue, Suite 250, PMB #052, Carlsbad, California 92008, and Pardes’ telephone number is (415)-649-8758.

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person,” “Item 1. Subject Company Information” and “Annex 1. Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information in the Offer to Purchase under the headings “The Tender Offer–Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A–Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors” is incorporated herein by reference.

(b)	Business and Background of Entities

The information set forth in the Schedule 14D-9 under the headings “Special Factors–Purposes, Alternatives, Reasons and Effects–Identity and Background of Filing Person–Business and Background of the Company’s Directors and Executive Officers,” “Item 1. Subject Company Information” and “Annex 1. Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer–Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A–Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors” is incorporated herein by reference.

(c)	Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Special Factors–Purposes, Alternatives, Reasons and Effects–Identity and Background of Filing Person–Business and Background of the Company’s Directors and Executive Officers,” “Item 1–Subject Company Information” and “Annex 1. Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer–Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A–Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)	Material Terms

The information set forth in the Schedule 14D-9 under the headings “Special Factors–Purposes, Alternatives, Reasons and Effects–Identity and Background of Filing Person–Tender Offer and Merger,” “Special Factors–Past Contacts, Transactions, Negotiations and Agreements,” “Special Factors–The Solicitation or Recommendation,” “Special Factors–Purposes of the Transaction and Plans or Proposals,” “Special Factors–Additional Information–Named Executive Officer Golden Parachute Compensation; Appraisal Rights” and “Item 1. Subject Company Information–Securities” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors— Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Tender Offer–Section 1. Terms of the Offer,” “The Tender Offer–Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights,” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(c)	Different Terms

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects–Identity and Background of Filing Person–Tender Offer and Merger, “Special Factors—Past Contacts, Transactions, Negotiations and Agreements and “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer–Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(d)	Appraisal Rights

The information set forth in the Schedule 14D-9 under the heading “Special Factors–Additional Information—Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Takeover Laws; Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes Alternatives, Reasons and Effects–Identity and Background of Filing Person—Tender Offer and Merger” and “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Pardes” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” and “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects–Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors— Past Contacts, Transactions, Negotiations and Agreements” and “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person–Tender Offer and Merger,” “Special Factors— Past Contacts, Transactions, Negotiations and Agreements” and “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors— Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer— Section 6. Certain Information Concerning Parent and Purchaser” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors–Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Special Factors–Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer–Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer–Section 11. Certain Legal Matters; Regulatory Matters–Appraisal Rights” is incorporated herein by reference.

(c)	(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person–Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements,” “Special Factors—The Solicitation or Recommendation” and “Special Factors—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 8. Source and Amount of Funds” and “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors— Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates,” “Special Factors—The Solicitation or Recommendation—Reasons for the Recommendation; Fairness of the Offer and Merger” and “Special Factors—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 6. Possible of Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer–Section 6. Certain Information Concerning Parent and Purchaser” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation; Fairness of the Offer and Merger” and “Special Factors—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation; Fairness of the Offer and Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects–Identity and Background of Filing Person–Tender Offer and Merger,” “Special Factors— Past Contacts, Transactions, Negotiations and Agreements,” “Special Factors—The Solicitation or Recommendation,” “Special Factors— Persons/Assets Retained, Employed, Compensated or Used,” “Special Factors— Purposes of the Transaction and Plans or Proposals” and “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Special Factors–Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Tender Offer— Section 1. Terms of the Offer,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 8. Source and Amount of Funds,” “The Tender Offer—Section 10. Dividends and Distributions,” “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Appraisal Rights,” “The Tender Offer—Section 12. Fees and Expenses,” and “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)	Fairness

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation,” “Special Factors–Persons/Assets Retained, Employed, Compensated or Used” and “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation,” “Special Factors— Persons/Assets Retained, Employed, Compensated or Used,” “Special Factors—Additional Information” and “Annex 2: Opinion of Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—2. Purpose of the Offer and Plans for Pardes,” “Special

Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

The information set forth in Exhibits (c)(1)-(c)(9) is incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person–Tender Offer and Merger” and “Special Factors—Additional Information—Stockholder Approval of the Merger Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

No unaffiliated representative has been retained by a majority of directors who are not employees of the subject company to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements; Summary of the Merger Agreement and Certain Other Agreements—Pardes Board Recommendation and Special Committee Recommendation” is incorporated herein by reference.

The Merger Agreement and Offer were approved by a majority of the directors of Pardes who are not employees of Pardes.

(f)	Other Offers

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation; Fairness of the Offer and Merger” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) - (b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation,” “Special Factors— Persons/Assets Retained, Employed, Compensated or Used” and “Annex 2— Opinion of Financial Advisor,” and the information set forth as Exhibits (c)(1)-(c)(9) is incorporated herein by reference. Leerink Partners LLC has consented to the inclusion of its opinion and discussion materials in their entirety as Exhibits (c)(1)-(c)(9) to this Schedule 13E-3.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Pardes” and “Special Factors—Section 4. Reports, Appraisals and Negotiations” and in Exhibits (c)(1) – (c)(9) hereto is incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at Foresite Capital Affiliates principal executive offices located at 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939, during regular business hours, by any interested stockholder of Pardes or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer——Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions

Not applicable.

(c)	Expenses

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—12. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Special Factors—Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement and Certain Other Agreements–Pardes Board Recommendation and Special Committee Recommendation” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement and Certain Other Agreements—Pardes Board Recommendation and Special Committee Recommendation” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a)	Financial Information

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 5. Certain Information Concerning Pardes” is incorporated herein by reference.

The audited financial statements of Pardes as of and for the fiscal years ended December 31, 2022 and December 31, 2021 are incorporated herein by reference to Part II, Item 8 of Pardes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 14, 2023. The unaudited condensed financial statements of Pardes for the three months ended March 31, 2023 are incorporated herein by reference to Item 1 of Pardes’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 5, 2023.

(b)	Pro Forma Information

Not applicable.

(c)	Summary Information

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Additional Information–Summary Financial Information” is herein incorporated by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

The information set forth in the Schedule 14D-9 under the heading “Special Factors–Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—12. Fees and Expenses” is incorporated herein by reference.

(b)	Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—12. Fees and Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

(b)	Golden Parachute Compensation

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Pardes and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

(c)	Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 8. Source and Amount of Funds” and “The Tender Offer–Section 14. Miscellaneous” is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Amended and Restated Offer to Purchase, dated August 17, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on July 28, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Schedule 14D-9 filed by Pardes with the SEC on July 28, 2023, as amended and restated on August 17, 2023).

(a)(1)(G)	Press Release issued by Pardes on July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pardes with the SEC on July 17, 2023).

(a)(1)(H)	Press Release issued by Purchaser on August 17, 2023 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(b)	None.

(c)(1)	Opinion of Leerink Partners LLC, dated July 16, 2023 (incorporated by reference to Annex 2 of the Schedule 14D-9).

(c)(2)	Materials Prepared for the Board of Directors, dated July 16, 2023, from Leerink Partners LLC.

(c)(3)*+	Strategic Process Update, dated June 12, 2023, from Leerink Partners LLC.

(c)(4)*+	Discussion Materials, dated April 13, 2023, from Leerink Partners LLC.

(c)(5)*+	Discussion Materials, dated May 2023, from Leerink Partners LLC.

(c)(6)*+	Discussion Materials, dated May 24, 2023, from Leerink Partners LLC.

(c)(7)*+	Discussion Materials, dated May 25, 2023, from Leerink Partners LLC.

(c)(8)*+	Discussion Materials, dated June 10, 2023, from Leerink Partners LLC.

(c)(9)*+	Discussion Materials, dated June 11, 2023, from Leerink Partners LLC.

(d)(1)	Agreement and Plan of Merger, dated as of July 16, 2023, among Pardes, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K, filed by Pardes with the SEC on July 17, 2023).

(d)(2)	Form of Contingent Value Rights Agreement, by and between Parent, Purchaser, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Form 8-K filed by Pardes with the SEC on July 17, 2023).

(d)(3)	Mutual Confidentiality Agreement, dated June 13, 2023 between Pardes and Foresite Capital Management, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(d)(4)	Limited Guaranty, dated July 16, 2023, by Pardes, FS Development Holdings II, LLC, Foresite Capital Fund V, L.P. and Foresite Capital Opportunity Fund V, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by Pardes with the SEC on July 17, 2023).

Exhibit No.	Description

(d)(5)	Registration Rights Agreement, dated December 23, 2021, by and among Pardes Biosciences, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 on Form 8-A12B/A filed by Pardes with the SEC on December 23, 2021).

(d)(6)	Voting Agreement, dated December 23, 2021, by and among Pardes Biosciences, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(7)	Lockup Agreement, dated December 23, 2021, by and among Pardes and the other parties thereto (incorporated by reference to Exhibit 10.3 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(8)	Form of Indemnification Agreement for Directors of Pardes Biosciences, Inc. (incorporated by reference to Exhibit 10.6 to Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(9)	Form of Indemnification Agreement for Executive Officers of Pardes Biosciences, Inc. (incorporated by reference to Exhibit 10.7 to Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(10)	2021 Stock Option and Incentive Plan (incorporated by reference to Annex E to Pardes’ Proxy Statement/Prospectus on Form 424B3 filed by Pardes with the SEC on December 1, 2021).

(d)(11)	Forms of Award Agreements under the 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(12)	2022 Inducement Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed by Pardes with the SEC on March 2, 2022).

(d)(13)	Form of Award Agreements under the 2022 Inducement Plan (incorporated by reference to Exhibit 99.4 to the Form S-8 filed by Pardes with the SEC on March 2, 2022).

(d)(14)

Amended and Restated Offer Letter, dated December 23, 2020, by and between Pardes Biosciences, Inc. and Uri A. Lopatin, M.D. (incorporated by reference to Exhibit 10.9 on

Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(15)	Offer Letter, dated January 20, 2021, by and between Pardes Biosciences, Inc. and Heidi Henson (incorporated by reference to Exhibit 10.10 to Form S-1 filed by Pardes with the SEC on January 21, 2022).

(d)(16)	Retention Bonus Agreement, dated June 2, 2023, by and between Pardes Biosciences, Inc. and Heidi Henson (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Pardes with the SEC on June 5, 2023).

(d)(17)	Employment Agreement dated March 1, 2022, by and between Pardes Biosciences, Inc. and Thomas G. Wiggans (incorporated by reference to Exhibit 10.18 to Form 10-K filed by Pardes with the SEC on March 29, 2022).

(d)(18)	Letter Agreement dated July 16, 2023 with Thomas Wiggans (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Pardes with the SEC on July 17, 2023).

(d)(19)	Executive Severance Plan (incorporated by reference to Exhibit 10.13 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(20)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.13 to Form S-1 filed by Pardes with the SEC on January 21, 2022).

(d)(21)	Transition and Separation Agreement and General Release of Claims dated March 25, 2022, by and between Pardes Biosciences, Inc. and Uri A. Lopatin, M.D. (incorporated by reference to Exhibit 10.21 to Form 10-K filed by Pardes with the SEC on March 29, 2022).

Exhibit No.	Description

(d)(22)	Consulting Agreement dated March 25, 2022, by and between Pardes Biosciences, Inc. and Uri A. Lopatin, M.D. (incorporated by reference to Exhibit 10.22 to Form 10-K filed by Pardes with the SEC on March 29, 2022).

(d)(23)	Separation Agreement and General Release of Claims, dated May 15, 2023, by and between Pardes Biosciences, Inc. and Brian P. Kearney, PharmD. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Pardes with the SEC on May 18, 2023).

(d)(24)	Consulting Agreement, executed May 15, 2023, by and between Pardes Biosciences, Inc. and Brian P. Kearney, PharmD. (incorporated by reference to Exhibit 10.2 to Form 8-K filed by Pardes with the SEC on May 18, 2023).

(d)(25)	Letter Agreement dated as of February 16, 2021, by and among FS Development Corp. II, FS Development Corp. II’s officers and directors, and FS Development Holdings II, LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed by Pardes with the SEC on February 19, 2021).

(d)(26)	FS Development Corp. II Support Agreement, dated as of June 29, 2021, by and among FS Development Corp. II, Pardes Biosciences, Inc., FS Development Holdings II, LLC and certain supporting stockholders of FS Development Corp. II (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Pardes with the SEC on June 29, 2021).

(f)*	Section 262 of the Delaware General Corporation Law.

(g)	None.

(107)*	Calculation of Filing Fee Tables.

*	Filed herewith.
+	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 17, 2023	PARDES BIOSCIENCES, INC.

	By:	/s/ Thomas G. Wiggans
Name: Thomas G. Wiggans
Title: Chief Executive Officer and Chair of the Board of Directors